                                            As filed pursuant to Rule 424(b)(3)
                                                     Registration No. 333-46976


                                  NEXMED, INC.
                              ---------------------
                        5,596,573 Shares of Common Stock
                              ---------------------

         This amended prospectus ("Amended Prospectus") replaces and supercedes in its entirety our prospectus dated October 13, 2000 (the "Prospectus") relating to the public offering of up to 5,596,573 shares of Common Stock of NexMed, Inc., a Nevada corporation, all of which are being offered by the selling shareholders named in the Prospectus. The shares include up to 3,938,256 shares of Common Stock, and up to 1,658,317 shares of Common Stock issuable upon the exercise of warrants and options.

         Twenty-five of the selling shareholders acquired their shares in a private placement offering of our Common Stock at a total offering price of $26,851,277, as part of a three unit offering comprised of: (i) an $18.00 unit consisting of two shares of Common Stock at $9.00 a share and one warrant to purchase one share of Common Stock at $13.50 per share ("Unit One"); (ii) a $16.54 unit consisting of two shares of Common Stock at $8.27 a share and one warrant to purchase seven-tenths of a share of Common Stock at $13.50 per share ("Unit Two"); (iii) an $18.00 unit consisting of two shares of Common Stock at $9.00 a share and one warrant to purchase one share of Common Stock at $16.20 per share ("Unit Three"). The warrants sold in the private placement offering may be redeemed by us at a price of $.001 per warrant, if the closing bid price per share of our Common Stock has been at least $20.675 (for Units One and Two) or $22.50 (for Unit Three) for twenty consecutive trading days as reported by the Nasdaq SmallCap Market. The following table shows the number of each of the three units sold in the private placement to an aggregate of twenty-five accredited individuals and financial institutions pursuant to an exemption from registration under the Securities Act of 1933, provided by rule 506 of Regulation D.

            UNIT                             NUMBER OF UNITS SOLD
            ----                             --------------------
          Unit One                                  50,000
          Unit Two                                 954,128
         Unit Three                                565,000

         292,826 of the shares consist of shares of Common Stock issuable upon the exercise of warrants received by a placement agent as part of a commission paid by us in connection with the private placement. Of these 292,826 shares of Common Stock which were assigned to seven of the selling shareholders named herein: (i) 190,826 shares are issuable upon the exercise of warrants with an exercise price of $13.65 a share; and (ii) 102,000 shares are issuable upon the exercise of warrants with an exercise price of $14.85 a share.

         12,600 of the shares consist of shares of Common Stock issuable upon exercise of warrants with an exercise price of $16.20 that were received by a second placement agent as part of a commission paid by us in connection with the private placement.

         220,000 of the shares consist of shares of Common Stock previously issued to a selling shareholder in connection with an off-shore private placement conducted by us in April 2000 pursuant to Regulation S.

         650,000 of the shares consist of shares of Common Stock being offered for resale by seven of our officers and directors. Of these 650,000 shares: (i) 480,000 shares were granted by us for services previously rendered; (ii) 100,000 shares were previously purchased in open market transactions; (iii) 70,000 shares are issuable upon the exercise of currently exercisable stock options with an exercise price of $2.00 a share.

         Although we will receive the exercise price of any warrants and/or options exercised by the selling shareholders, all net proceeds from the sale of the shares of Common Stock offered by this prospectus will go to the selling shareholders; we will not receive any proceeds from such sales. Assuming all of the warrants and options not yet exercised are exercised, we would receive gross proceeds of $23,308,176.90.

      The selling shareholders may offer their shares of Common Stock through public or private transactions, in the over-the-counter markets, on any exchanges on which our Common Stock is traded at the time of sale, at prevailing market prices or at privately negotiated prices. The selling shareholders may engage brokers or dealers who may receive commissions or discounts from the selling shareholders. We will pay substantially all of the expenses incident to the registration of such shares, except for the selling commissions.

      Our Common Stock is listed on the Nasdaq Smallcap Market under the ticker symbol "NEXM." On September 25, 2000, the last reported sale price of our common stock was $19.25 per share.

                              ---------------------

      THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 8, IN DETERMINING WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.

                              ---------------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is November 2, 2000

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by NexMed, Inc. any selling stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----

AVAILABLE INFORMATION ..................................................    4

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ........................    4

INFORMATION ABOUT US ...................................................    5

RISK FACTORS ...........................................................    8

USE OF PROCEEDS ........................................................   15

SELLING SHAREHOLDERS ...................................................   15

PLAN OF DISTRIBUTION ...................................................   19

DESCRIPTION OF SECURITIES TO BE REGISTERED .............................   21

LEGAL MATTERS ..........................................................   23

EXPERTS ................................................................   23

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. We have an internet website address at http:/www.nexmed.com. You may read and copy any document we file at the Securities and Exchange Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the operation of such public reference room. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of such documents from the Securities and Exchange Commission's web site at http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus and information that we file later with the Securities and Exchange Commission automatically will update and supersede such information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

      (1) Our Annual Report on Form 10-KSB (File No. 0-22245) for the fiscal year ended December 31, 1999;

      (2) Our Quarterly Report on Form 10-QSB (File No. 0-22245) for the fiscal quarter ended March 31, 2000;

      (3) Our Quarterly Report on Form 10-QSB (File No. 0-22245) for the fiscal quarter ended June 30, 2000;

      (4)   Our Current Report on Form 8-K (File No. 0-22245), dated April 10,
            2000;

      (6) The description of our common stock and our articles of incorporation and bylaws, both contained in our Registration Statement on Form 10-SB (File No. 0-22245), dated March 14, 1997, including any amendment or report filed for the purpose of updating such information.

      You may request a copy of these filings (including exhibits to such filings that we have specifically incorporated by reference in such filings), at no cost, by writing or telephoning our executive offices at the following address:

                                  NexMed, Inc.
                             350 Corporate Boulevard
                         Robbinsville, New Jersey 08691
                          Attention: Ms. Vivian H. Liu
                                 (609) 208-9688

      You should rely only on the information provided or incorporated by reference in this prospectus or any related supplement. We have not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of these shares in any state that prohibits such an offer. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the cover page of such documents.

      All references in this prospectus to "NexMed," the "Company," "us," "our," "Registrant," or "we" include NexMed,Inc., a Nevada corporation, and any subsidiaries or other entities that we own or control. All references in this prospectus to "Common Stock" refer to our Common Stock, par value $.001 per share. All references in this prospectus to "warrants," refer to the series of warrants to purchase shares of our Common Stock held by the selling shareholders. All references in this prospectus to "options," refer to the options to purchase shares of our Common Stock held by the selling shareholders.

         The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus or incorporated by reference in this prospectus.

                              INFORMATION ABOUT US

         We have been in existence since 1987. Since 1994, we have positioned ourselves as a pharmaceutical and medical technology company with a focus on developing and commercializing therapeutic products based on proprietary delivery systems. We are currently focusing our efforts on:

         (i) new and patented pharmaceutical products based on a penetration enhancement topical delivery technology known as NexACT(R), which may enable the active drug to be better absorbed through the skin. Currently, we are focusing on Alprox-TD(R), an alprostadil cream for the treatment of male erectile dysfunction ("ED") and Femprox(TM), also an alprostadil-based cream, for the treatment of female sexual arousal disorder ("FSAD").

      We have completed the testing of 190 patients under our Phase II clinical program on the Alprox-TD(R) cream which was conducted at 12 clinical research sites throughout the U.S. This Phase II testing program on the Alprox-TD(R) cream consisted of double-blind, placebo-controlled studies designed to evaluate the safety and efficacy of the product. We have submitted the Phase II trial data to the FDA for review. Subject to FDA concurrence, we intend to initiate our planned Phase III clinical development program for the Alprox-TD(R) cream in late 2000. With respect to the Femprox(TM) cream, we have completed a Phase I clinical program on 8 patients and pending FDA concurrence, we intend to begin our proposed Phase II program in late 2000.

      We have engaged in discussions with several large pharmaceutical companies regarding a strategic partnership for the Alprox-TD(R) cream but we cannot assure you that we will be able to conclude an arrangement on a timely basis, if at all, or on terms acceptable to us. With our current cash reserves, we may elect to proceed with our Phase III program on the Alprox-TD(R) cream, assuming we receive FDA concurrence, while concurrently pursuing these discussions; and

         (ii) the Viratrol(R) device, a therapeutic medical device for the treatment of herpes simplex diseases without the use of drugs. We believe that the minute electrical current, which is topically delivered by the device to an infected site, may block lesions from forming or may significantly shorten healing time once lesions develop. We are in the process of completing the commercial product design of the Viratrol(R) herpes treatment device for the U.S. market, and we intend to initiate its proposed Phase II/III study in late 2000.

DEVELOPMENT OF TOPICAL TREATMENT PRODUCTS

         The NexACT(R) transdermal drug delivery technology is designed to enhance absorption of an active drug through the skin, overcoming the skin's natural barrier properties and enabling high concentrations of the active drug to rapidly penetrate the desired site of the skin or extremity. Successful application of the NexACT(R) technology would improve therapeutic outcomes and reduce gastrointestinal or other systemic side effects that often accompany oral medications. We intend to continue our efforts developing topical treatments based on the application of NexACT(R) technology to drugs: (1) previously approved by the FDA, (2) with proven efficacy and safety profiles, (3) with patents expiring or expired and (4) with proven market track records and potential. In furtherance of these efforts and through at least August 31, 2001, we will continue to use laboratory space at the Higuchi Biosciences Center of the University of Kansas pursuant to a research agreement with the University. We have retained advisors, consultants and employees at the Higuchi Biosciences Center to assist with our development efforts.

NEXACT(R) PRODUCTS UNDER DEVELOPMENT

         We are currently focusing research and development efforts on the following leading candidates for topical treatment products:

        (1) Alprox-TD(R) is an alprostadil-based topical treatment cream intended to treat mild to moderate ED. Our clinical studies have demonstrated that NexACT(R) enhancers may promote the absorption of alprostadil and improve clinical responses. In February 1998, we completed a sixty-patient (30 male and 30 female) Phase I study on the Alprox-TD(R) cream in the United States. In October 1999, we completed the pre-Phase II toxicology studies in the United States. In December 1999, we initiated the U.S. Phase II clinical program to determine the efficacy of the Alprox-TD(R) cream and to expand the safety and efficacy data in humans and in September 2000 we submitted the Phase II test results to the FDA. In China, NexMed Pharmaceuticals (Zhongshan) Ltd., a subsidiary of our Asian licensee, completed four Phase III double blind and open label clinical studies that evaluated a total of 356 men, and has submitted, a "New Drug Application" to the China State Drug Administration for approval to distribute the product in China.

        (2) Femprox(TM) is an alprostadil-based cream product intended for the treatment of FSAD. We completed in 1998, an eight-patient Phase I clinical study for safety and efficacy. Results from our clinical study demonstrated a positive effect on increasing blood flow to the clitoris and labia in the subjects tested. No systemic side effects were evidenced and local side effects were minimal. Subject to FDA concurrence, we intend to initiate the proposed U.S. Phase II program for Femprox(TM) in late 2000.

         We have five U.S. patents either acquired or received out of a series of patent applications that we have filed in connection with our continuing development of a new generation of skin absorption technology based on the NexACT(R) technology and our NexACT-based products under development, such as Alprox-TD(R) and Femprox(TM). To further strengthen our global patent position on Alprox-TD(R) and Femprox(TM) and to expand the patent protection to other markets, we have filed under the Patent Cooperation Treaty, corresponding international applications for our issued and pending U.S. patents.

ADVISORS, CONSULTANTS, RESEARCHERS AND EMPLOYEES IN THE ABSORPTION ENHANCEMENT FIELD

         We currently employ Dr. Servet Buyuktimkin as Director of Drug Delivery Research and Dr. Nadir Buyuktimkin as Director of Formulation Research to conduct research at our laboratories at the Higuchi Biosciences Center of the University of Kansas. Dr. Servet Buyuktimkin and Dr. Nadir Buyuktimkin are co-developers and authors of several publications and presentations relating to our NexACT(R) enhancers. Dr. J. Howard Rytting, a co-developer of the NexACT(R) enhancers and professor in the Department of Pharmaceutical Chemistry of the School of Pharmacy of the University of Kansas, is a member of our Scientific Advisory Board. Pursuant to a research agreement with the University of Kansas, we are funding Dr. Rytting's research efforts to develop new methodologies involving penetration enhancement research. Although the university would own any patents resulting from such efforts, we have the right to exclusively license any technology resulting from such efforts.

VIRATROL(R) HERPES TREATMENT DEVICE

         The Viratrol(R) device is a hand-held non-invasive therapeutic device designed to treat herpes simplex diseases. The device topically delivers a minute electrical current to an infected site and may block lesions from forming and/or shorten healing time once lesions develop. We have allocated sufficient funds for finalizing the product design for marketing in the United States, and for initiating the proposed Phase II/III clinical study in late 2000.

         We have three U.S. patents issued on the Viratrol(R) device, and one patent application pending with respect to the technology, inventions and improvements that are significant to the Viratrol(R) device and intend to file additional patent applications to continue expanding the coverage on the device. Internationally, we have filed under the Patent Cooperation Treaty, corresponding international applications for our issued patents and pending U.S. patent application.

POTENTIAL CORPORATE ALLIANCES

         We are currently considering potential strategic partnerships relating to our proprietary products under development with various United States and international pharmaceutical and medical companies. Such a partnership may be for co-development or co-marketing, or both. In any event it is our present intention to maintain manufacturing rights for our products based on the NexACT(R) Technology. We are hopeful, but cannot assure you, that we will consummate one or more definitive agreements establishing a strategic corporate alliance.

         In Asia, our subsidiary NexMed International Limited and Vergemont International Limited entered into a license agreement in 1999 pursuant to which
(1) Vergemont International Limited has an exclusive right to manufacture and to market in China and Asian Pacific countries, our Alprox-TD(R), Femprox(TM) and three other of our proprietary products under development, and (2) we will receive a royalty on sales and supply, on a cost plus basis, the NexACT(R) enhancers that are essential in the formulation and production of our proprietary topical products. Under the term of our subsidiary's agreement with Vergemont International Limited, Dr. Joseph Mo, our President and Chief Executive Officer, has actively assisted in the anticipated launch of our proprietary ED treatment in China which will be marketed under the name "Befar."

MANUFACTURING.

         In August 2000, we entered into an agreement for the purchase of a 31,500 square foot manufacturing facility, located in East Windsor, New Jersey. The facility, currently under construction, has been designed to meet our specific manufacturing needs and will be utilized initially to manufacture Alprox-TD(R) and Femprox(TM) for continuing clinical testing purposes. We expect to complete the purchase of the facility in the fourth quarter of 2000.

COMPANY HISTORY.

         We were organized under the laws of the state of Nevada in October 1987 under the name Target Capital, Inc. We raised initial funds as a blind pool. Because our early business plans were not productive, we became inactive until early 1994 and our records prior to 1994 are not complete. In 1994, we changed our name to BioElectric, Inc and in 1995, we changed our name to NexMed, Inc. to reflect our broader-based business objectives.


                                  RISK FACTORS

      The securities offered hereby are speculative and involve a high degree of risk. Only those persons who are able to lose their entire investment should purchase these securities. You should carefully consider the following risk factors and other information in this prospectus before deciding to invest in our Common Stock.

      WE HAVE INCURRED AND WILL CONTINUE TO INCUR OPERATING LOSSES. Our current business operations began in 1994 and we have a limited operating history. We may encounter delays, uncertainties and complications typically encountered by development stage businesses. We have not marketed or generated revenues from our products under development. We are not profitable and have incurred significant operating losses since our inception, and we have an accumulated deficit of $19,158,474 though June, 30, 2000. Even if we eventually generate revenues from sales of our products currently under development, we expect to incur significant operating losses over the next several years. Our ability to become profitable will depend, among other things, on our (1) development of our proposed products, (2) obtaining of regulatory approvals of our proposed products on a timely basis and (3) success in manufacturing, distributing and marketing our proposed products.

      OUR PROPOSED PRODUCTS ARE IN THE DEVELOPMENT STAGE AND MAY FAIL. We intend to focus our current development efforts on the Alprox-TD(R) and Femprox(TM) creams utilizing the NexACT(R) technology as well as on the Viratrol(R) device. We have not begun to generate revenues from any of our proposed products and there can be no assurance that we ever will. We have completed the testing of 190 patients under our Phase II clinical program on the Alprox-TD(R) cream and have submitted the Phase II trial data to the FDA for review. Subject to FDA concurrence, we intend to initiate Phase III clinical trials for Alprox-TD(R) in late 2000. However, there can be no assurance that the data collected from the Phase II clinical studies of the Alprox-TD(R) cream will be sufficient to enable us to initiate Phase III clinical trials or that the FDA will agree with our interpretation of our future clinical trial results. In late 2000, we anticipate the commencement of Phase II clinical trials in the United States of both the Femprox(TM) cream and the Viratrol(R) device.

         We cannot assure you that the clinical trials will be completed on schedule, or that the FDA will ultimately approve our product under development for commercial sale. Furthermore, even if the results of our clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. For example, positive results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials.

         Our proposed products are subject to the risks of failure associated with the establishment and development of products based upon innovative or novel technologies. Among these risks are the following:

         o    research and development activities we fund may not be successful;

         o our products under development may not prove to be safe and effective;

         o    we may not complete our clinical development work;

         o we may not obtain FDA or foreign regulatory approvals of our products;

         o our products may not be commercially viable or successfully marketed;

         o third parties may hold proprietary rights that could preclude us from marketing our products; and

         o we may never achieve significant revenues from our products under development even if the FDA or foreign authorities approve them.

      OUR FAILURE TO RECEIVE GOVERNMENTAL APPROVALS FOR OUR PROPOSED PRODUCTS ON A TIMELY BASIS, OR EVER, COULD DAMAGE OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. Governmental authorities in the United States and other countries heavily regulate the testing, manufacture, labeling, distribution, advertising and marketing of our proposed products. The Alprox-TD(R) and Femprox(TM) creams utilizing the NexACT(R) technology as well as the

Viratrol(R) device have not been approved for marketing in the United States. Before we market any products we develop, we must obtain FDA and comparable foreign agency approval through an extensive clinical study and approval process.

         The studies involved in the approval process are conducted in three phases. In Phase I studies, researchers assess safety or the most common acute adverse effects of a drug and examine the size of doses that patients can take safely without a high incidence of side effects. Generally, 20 to 100 healthy volunteers or patients are studied in the Phase I study for a period of several months. In Phase II studies, researchers determine the drug's efficacy with short-term safety by administering the drug to subjects who have the condition the drug is intended to treat, assess whether the drug favorably effects the condition, and begin to identify the correct dosage level. Up to several hundred subjects may be studied in the Phase II study for approximately 6 to 12 months, depending on the type of product tested. In Phase III studies, researchers further assess efficacy and safety of the drug. Several hundreds to thousands of patients may be studied during the Phase III studies for a period of from 12 months to several years. Upon completion of Phase III studies, a New Drug Application is submitted to the FDA or foreign governmental regulatory authority for review and approval.

         Our failure to obtain requisite governmental approvals timely or at all will delay or preclude us from licensing or marketing our products or limit the commercial use of our products, which could adversely affect our business, financial condition and results of operations.

      VARIATIONS IN THE REGULATORY REQUIREMENTS OF FOREIGN AUTHORITIES COULD DELAY OUR INTRODUCTION OF PRODUCTS INTO COUNTRIES OUTSIDE THE UNITED STATES AND LIMIT OUR MARKETING SCOPE. Because we intend to sell and market our products outside the United States, we will be subject to foreign regulatory requirements governing the conduct of clinical trials, product licensing, pricing and reimbursements. These requirements vary widely from country to country. Our failure to meet each foreign country's requirements could delay our introduction of our proposed products in the respective foreign country and limit our revenues from sales of our proposed products in foreign markets.

      OUR FAILURE TO COMPLY WITH REGULATORY REQUIREMENTS COULD SUBJECT US TO REGULATORY OR ENFORCEMENT ACTIONS. Even if we obtain regulatory approvals, the FDA and comparable foreign agencies continually review and regulate marketed products. A later discovery of previously unknown problems or our failure to comply with the applicable regulatory requirements could subject us to regulatory or judicial enforcement actions. These actions could result in the following:

      o     recalls or seizures of our proposed products,

      o     restrictions on marketing of our proposed products,

      o regulatory authorities' refusal to approve new products or withdrawal of existing approvals,

      o     enhanced product liability exposure,

      o     injunctions,

      o     civil penalties, or

      o     criminal prosecution.

      WE NEED, BUT MAY BE UNABLE TO RAISE, ADDITIONAL FUNDS TO CONTINUE OUR OPERATIONS. We believe that our current cash and cash equivalents are sufficient to (i) complete our proposed Alprox-TD(R) Phase III clinical study, the Phase II clinical studies on our Femprox(TM) cream and our proposed Phase II/III clinical study on the Viratrol(R) device, and (ii) support during the next twelve months our continuing operational requirements and the purchase and retrofitting of our New Jersey manufacturing facility. However, absent our entering into a strategic partnership or similar arrangement, we do not anticipate that we will have sufficient funds to commence the sale or launch of our products currently under development or to market them adequately. Consequently, we will require additional funding, which may include entering into strategic partnerships, to complete the clinical development of our products and/or to market them. Our cash requirements may vary depending upon:

      o     the progress of our clinical development programs, and

      o     the timing of and response to our regulatory submissions.

         Although we expect to raise more funds from the exercise of the warrants and outstanding options as well as through potential strategic partnerships and/or additional debt or equity financing, we have not made arrangements for, and may not be able to obtain, additional external financing on acceptable terms, or at all. If we cannot obtain such additional financing, we may need to modify our business objectives or reduce or cease certain or all of our product development programs and other operations.

         WE MAY NEED BUT BE UNABLE TO ATTRACT AND RETAIN ONE OR MORE STRATEGIC PARTNERS TO DEVELOP OUR POTENTIAL PRODUCTS. With the exception of the completion of our clinical development for the Alprox-TD(R) cream, which we expect to self-fund, successful development and commercialization of our technologies and products may depend largely on our ability to establish relationships with multinational strategic partners, given the high cost of funding clinical trials and of bringing proposed products through the governmental approval process to the commercial market. We do not currently have a strategic partner relationship with respect to any of our technologies or potential products. We may not be able to establish these relationships on favorable terms, if at all.

         WE LACK MARKETING AND DISTRIBUTION EXPERTISE AND WILL DEPEND ON THIRD PARTIES TO MARKET AND DISTRIBUTE OUR PRODUCTS. Our products will require substantial marketing efforts to achieve market acceptance. Our operating results and long term success will depend on our ability to establish successful strategic partnerships with domestic and international partners to distribute and market our products.

      WE DEPEND ON PATENTS, TRADEMARKS, LICENSES AND PROPRIETARY RIGHTS TO PROTECT US AGAINST COMPETITORS. We have and will continue to seek proprietary protection for our products to attempt to prevent others from commercializing equivalent products in substantially less time and at substantially lower expense. Our success may depend on our ability to (1) obtain effective patent protection within the United States and internationally for our proprietary technologies and products, (2) defend patents we own, (3) preserve our trade secrets, and (4) operate without infringing upon the proprietary rights of others.

     Patents, trademarks, licenses and other proprietary rights may not fully protect us. While we have obtained patents and have several patent applications pending, the extent of effective patent protection in the United States and other countries is highly uncertain and involves complex legal and factual questions. No consistent policy addresses the breadth of claims allowed in or the degree of protection afforded under patents of medical and pharmaceutical companies. Patents we currently own or may obtain might not be sufficiently broad to protect us against competitors with similar technology. Any of our patents could be invalidated or circumvented.

      Our patent applications may not be approved on a timely basis or ever. The patent application and issuance process takes years, and may be expensive. We might not obtain all of the United States patents we have applied for related to the Viratrol(R) device, the Alprox-TD(R) and Femprox(TM) creams, NexACT(R) or other technology or products that we may develop. In addition, we do not have and may never obtain foreign patents equivalent to the claims in our U.S. patents.

      Our commercial success may depend upon our avoidance of infringement of patents issued to competitors. Because a United States pending patent application is confidential, we cannot know the inventions claimed in pending patent applications filed by third parties. We may need to defend or enforce our patent and license rights or determine the scope and validity of the proprietary rights of others through litigation. Defense and enforcement of patent claims may be expensive and time-consuming, even when the outcome is in our favor. Defense and enforcement actions may use substantial resources originally allocated to other activities such as studies and continuing development of our products and technologies. There have been patents issued to others on the use of prostaglandin for the treatment of male or female sexual dysfunction. While we believe that our patents will prevail in any potential litigation, we can provide no assurance that the holders of these competing patents will not commence a lawsuit against us or that we will prevail in any such lawsuit. In the event of an unfavorable outcome in such a suit or any other patent infringement suit, we may be required to:

      o     assume significant liabilities to third parties,

      o     obtain licenses from third parties,

      o     alter our products or processes, or

      o cease altogether any of our related research and development activities or product sales.

      We rely on agreements with third parties to protect our rights to certain technology. We may encounter disputes regarding the proprietary rights to technological information that employees, consultants, advisors or other third parties independently develop and apply to any of our proposed products. These disputes might not be resolved in our favor. We may also rely on trade secrets and proprietary know-how that may become known to others despite our efforts to keep them confidential. Although we seek to protect our trade secrets and proprietary know-how in part by our confidentiality agreements with employees, consultants, advisors or others, these parties may breach their agreements, and we might not obtain adequate remedies. Similarly, competitors may discover or independently develop our trade secrets or proprietary know-how in such a manner that we have no legal recourse.

      OUR ABILITY TO MANUFACTURE OUR PRODUCTS MAY INCLUDE DEPENDENCE ON THIRD-PARTY MANUFACTURERS AS WELL AS SUPPLIERS. In the event our production requirements exceed the capacity of our new manufacturing facility currently under construction in East Windsor, New Jersey, we will need to rely on third-party manufacturers to fulfill our production needs. To be successful, we and/or the manufacturers to whom we outsource must produce our products in commercial quantities at acceptable costs and in compliance with regulatory requirements of the FDA or comparable foreign agencies. The FDA periodically inspects manufacturing facilities within the United States and manufacturing facilities outside the United States whose drugs are marketed in the United States. Our failure or the failure of third-party suppliers or manufacturers of our proposed products to meet good manufacturing practice standards and comply with FDA or foreign regulatory requirements would adversely affect our financial condition and operating results.

      HEALTHCARE REIMBURSEMENT POLICIES AND REFORM MAY CAUSE UNCERTAINTY OF PRODUCT PRICING AND REIMBURSEMENT. Successful commercialization of our products may depend on the availability of reimbursement to the consumer from third-party healthcare payers, such as government and private insurance plans. Even if we succeed in bringing one or more products to market, reimbursement to consumers may not be available or sufficient to allow us to realize an appropriate return on our investment in product development or to sell our products on a competitive basis. In addition, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to governmental controls. In the United States, federal and state agencies have proposed similar governmental control and the United States Congress has recently considered legislative and regulatory reforms that may affect companies engaged in the healthcare industry. Pricing constraints on our products in foreign markets and possibly the United States, could adversely effect our business.

      WE DEPEND ON KEY PERSONNEL AND CONSULTANTS WHOSE CONTINUED SERVICE IS NOT GUARANTEED. We depend on our officers and directors, Scientific Advisory Board members, consultants and collaborating scientists, including Y. Joseph Mo, Ph.D., Chairman of our Board of Directors, President and Chief Executive Officer; James L. Yeager, Ph.D., Vice President, Research and Development and Business Development, and director; and Vivian H. Liu, Chief Financial Officer, Vice President, Corporate Affairs and Secretary. Loss of their services could adversely affect our business. We may not be able to attract and retain additional management or other key personnel capable of developing our proposed products.

      THE MEDICAL AND PHARMACEUTICAL INDUSTRY IS HIGHLY COMPETITIVE AND MANY OF OUR POTENTIAL COMPETITORS HAVE GREATER FINANCIAL AND TECHNOLOGICAL RESOURCES. We are engaged in a highly competitive industry. We expect increased competition from numerous existing companies, including large international enterprises, and others entering the industry. Most of these companies have greater research and development, manufacturing, marketing, financial, technological, personnel and managerial resources. Acquisitions of competing companies by large pharmaceutical or healthcare companies could further enhance such competitors' financial, marketing and other resources. Competitors may complete clinical trials, obtain regulatory approvals and commence commercial sales of their products before we could enjoy a significant competitive advantage. Products developed by our competitors may be more effective than our products.

         Certain treatments for ED, such as needle injection therapy, vacuum constriction devices, penile implants, transurethral absorption and oral medications, currently exist, have been approved for sale in certain markets and are being improved. Currently known products for the treatment of ED developed or under development by our competitors include the following: (1) Caverject(R), Pharmacia & Upjohn Company's needle injection therapy; (2) Viagra(R), Pfizer, Inc.'s product to treat ED that was approved by the FDA in March 1998 and currently has annual sales exceeding one billion dollars; and (3) MUSE(R), Vivus, Inc.'s device for intra-urethral delivery of a suppository containing alprostadil have each been approved for sale in the U.S. and several international markets. In addition, the following products are currently under development: (1) Topiglan(R), a topical treatment containing alprostadil based on a proprietary drug delivery system under development by MacroChem Corporation; (2) Vasomax(R), an oral medication to be marketed through a collaborative effort of Zonagen, Inc. and Schering Plough Pharmaceuticals; (3) IC351, an oral formulation under development by the joint venture between ICOS and Eli Lilly & Co; (4) Uprima(R), an oral medication to be marketed by TAP Pharmaceuticals, a joint venture between Takeda Pharmaceuticals Japan and Abbott Laboratories; (5) Max-K(R), an oral medication by Bristol-Meyers Squibb; and (6) Vardenafil, an oral medication by Bayer AG.

         Improvements may also be made to the existing alternatives to our products as well as the emergence of newer technologies and products, which could render our products less desirable or obsolete. If the market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred to develop our products and may never be able to achieve profitability.

         WE DO NOT EXPECT TO PAY DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE. Although our shareholders may receive dividends if, as and when declared by our board of directors, we do not intend to pay dividends on our Common Stock in the foreseeable future. Therefore, you should not purchase our Common Stock if you need immediate or future income by way of dividends from your investment.

         WE MAY ISSUE ADDITIONAL SHARES OF OUR CAPITAL STOCK THAT COULD DILUTE THE VALUE OF YOUR SHARES OF COMMON STOCK. We are authorized to issue 90,000,000 shares of our capital stock, consisting of 80,000,000 shares of our Common Stock and 10,000,000 shares of our preferred stock of which 1,000,000 is designated as

Series A Junior Participating Preferred Stock. At September 18, 2000, 24,897,304 shares of our Common Stock and no shares of our preferred stock were issued and outstanding, and 4,306,749 shares of our Common Stock were issuable upon the exercise of options and/or warrants (including the warrants and options held by the selling shareholders).

We may also issue authorized and unissued shares of Common Stock or preferred stock that could dilute the earnings per share and book value of your shares of our Common Stock.

         THE PRICE OF OUR COMMON STOCK HAS BEEN VOLATILE. For example, from January 1, 2000 to September 18, 2000 our Common Stock has traded as high as $22.25 per share and as low as $3.68 per share. The price of our Common Stock is likely to continue to be volatile due to a number of factors, including:

         o   the results of clinical testing of our products;

         o   the introduction of new products by us or by our competitors;

         o   market conditions in the industry generally;

         o   additions or departures of key personnel; and

         o   general economic conditions

         OUR COMMON STOCK IS CURRENTLY QUOTED ON THE NASDAQ SMALLCAP MARKET. To continue to be listed on the Nasdaq SmallCap Market, we must maintain certain requirements. If we fail to satisfy one or more of the requirements, our common stock may be delisted. If our stock is delisted, and does not become listed on another stock exchange, then it will be traded, if at all, in the over-the-counter market commonly referred to as the NASD OTC Bulletin Board and/or the "pink sheets." If this occurs, it may be more difficult for you to sell our common stock.

                                 USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of Common Stock offered by this prospectus. All proceeds from the sale of the shares covered by this prospectus will be for the account of holders of Common Stock and of warrant or option holders that exercise their warrants or options and become selling stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution." However, assuming all of the warrants and options are exercised, we would receive $23,308,176.90 in gross proceeds from those exercises.


                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Our articles of incorporation and bylaws contain certain provisions to indemnify our directors and officers against liability incurred by them as a result of their services as directors and/or officers. We have been informed that in the opinion of the Securities and Exchange Commission, our indemnification of our directors, officers or controlling persons for liabilities arising under the Securities Act of 1933, is against public policy as expressed in the Securities Act, and therefore is unenforceable.


                              SELLING SHAREHOLDERS

        The shares covered by this prospectus have been issued or will be issued upon the exercise of the warrants or options to purchase Common Stock which were issued either in connection with our recent private placement, or our incentive stock option plan. The number of shares of Common Stock that may be actually sold by the selling shareholders will be determined by such selling shareholders.

         The selling shareholders are the persons and/or entities listed in the table below who own our Common Stock, or options and/or warrants to purchase shares of our Common Stock. We are registering for the selling shareholders an aggregate of 5,596,573 shares of Common Stock. None of the selling shareholders has, or within the past three years has had, any position, or office with us or our affiliates, with the exception of the following: (i) Y. Joseph Mo, Ph.D, Chairman of the board of directors, President and Chief Executive Officer; (ii) James L. Yeager, Ph.D, Director and Vice President-R&D and Business Development;
(iii) Vivian H. Liu, Vice President, Chief Financial Officer and Secretary; (iv) Gilbert S. Banker, Ph.D, Director; (v) Robert W. Gracy, Ph.D, Director; (vi) Yu-Chung Wei, Director; and (vii) Robert C. Ciricillo, Vice President-Legal and Business Affairs. Shannon Limited, one of the selling shareholders, was one of the placement agents for our recent private placement. It received (i) a cash commission equal to 6% of the gross proceeds from the private placement received by us (including proceeds received upon exercise of warrants) through sales to clients of Shannon Limited; and (ii) 12,600 warrants to purchase shares of our Common Stock. Americal Securities, Inc., was the other placement agent for our recent private placement. It received (i) a cash commission equal to 7.5% of the gross proceeds from the private placement received by us (including proceeds received upon exercise of warrants) through sales to clients of

Americal Securities, Inc.; and (ii) 292,826 warrants to purchase shares of our Common Stock. Americal Securities, Inc. assigned the warrants it received as a commission to seven of the selling shareholders.

         The following table sets forth, as of September 25, 2000: (1) the name of each selling shareholder, (2) the number of shares of our Common Stock beneficially owned by each selling shareholder, including the number of shares purchasable upon exercise of warrants and currently exercisable options, (3) the maximum number of shares of Common Stock which the selling shareholders can sell pursuant to this prospectus and (4) the number of shares of Common Stock that the selling shareholders would own if they sold all their shares registered by this prospectus. Each selling shareholder will receive all of the net proceeds from the sale of his or her shares of Common Stock offered by this prospectus.

         Because the selling shareholders may sell all or part of their shares of Common Stock pursuant to this prospectus and this offering is not being underwritten on a firm commitment basis, we cannot estimate the number and percentage of shares of Common Stock that the selling shareholders will hold as a group at the end of the offering covered by this prospectus.

----------------------------------------------------------------------------------------------------------------------
          NAME OF SELLING SHAREHOLDER             NUMBER OF SHARES       NUMBER OF SHARES       NUMBER OF SHARES OF
                                                   OF COMMON STOCK       OF COMMON STOCK        COMMON STOCK TO BE
                                                    OWNED BEFORE             BEING REGISTERED    OWNED AFTER THIS
                                                    OFFERING (1)      BY THIS PROSPECTUS (2)       OFFERING (3)
----------------------------------------------------------------------------------------------------------------------
Winston T. Van                                            0                   30,000                     0
----------------------------------------------------------------------------------------------------------------------
Permal U.S. Opportunities Fund                            0                   90,000                     0
----------------------------------------------------------------------------------------------------------------------
Wellchamp Investments Limited                          590,000               180,000                  410,000
----------------------------------------------------------------------------------------------------------------------
Veron International Limited                               0                  330,000                     0
----------------------------------------------------------------------------------------------------------------------
Clarion Partners, L.P.                                    0                   85,500                     0
----------------------------------------------------------------------------------------------------------------------
Clarion Capital Corporation                            186,699                30,000                  156,699
----------------------------------------------------------------------------------------------------------------------
Hollis Capital                                         75,000                 45,000                  30,000
----------------------------------------------------------------------------------------------------------------------
SAC Capital Associates, LLC                               0                  300,000                     0
----------------------------------------------------------------------------------------------------------------------
Peqout Scout Fund, LP                                     0                  270,000                     0
----------------------------------------------------------------------------------------------------------------------
Pequot Navigator Offshore Fund Inc.                       0                   30,000                     0
----------------------------------------------------------------------------------------------------------------------
Victor Breeze Limited                                     0                  296,916                     0
----------------------------------------------------------------------------------------------------------------------
Daniel Lee                                             94,500                 40,500                  54,000
----------------------------------------------------------------------------------------------------------------------
Hong-Ming Chang                                           0                  120,000                     0
----------------------------------------------------------------------------------------------------------------------
Lan Huei Lee                                           253,334                30,000                  223,334
----------------------------------------------------------------------------------------------------------------------
Joseph Pang                                               0                   34,500                     0
----------------------------------------------------------------------------------------------------------------------
Morton Cohen                                           55,000                 30,000                  25,000
----------------------------------------------------------------------------------------------------------------------
Windows International Limited                             0                   90,000                     0
----------------------------------------------------------------------------------------------------------------------
Richard Bordow                                         37,000                 27,000                  10,000
----------------------------------------------------------------------------------------------------------------------
James S. Baum                                             0                   8,100                      0
----------------------------------------------------------------------------------------------------------------------
Michael N. Alper and Pamela J. Alper JTWROS               0                   40,500                     0
----------------------------------------------------------------------------------------------------------------------
Bernard J. McDermott, Roth IRA                         210,675                44,075                  166,600
----------------------------------------------------------------------------------------------------------------------
Joyce McDermott, Roth IRA                              165,075                44,075                  121,000
----------------------------------------------------------------------------------------------------------------------
Clipperbay & Co                                           0                 1,485,000                    0
----------------------------------------------------------------------------------------------------------------------
Charles & Becky Engleberg                              788,000               195,000                  593,000
----------------------------------------------------------------------------------------------------------------------


                                       17


----------------------------------------------------------------------------------------------------------------------
Leonard Cohen                                          26,326                 24,826                   1,500
----------------------------------------------------------------------------------------------------------------------
Richard Gaston                                         120,000                20,000                  100,000
----------------------------------------------------------------------------------------------------------------------
Michael Yap                                               0                   25,000                     0
----------------------------------------------------------------------------------------------------------------------
Rose Krans                                                0                   9,000                      0
----------------------------------------------------------------------------------------------------------------------
William Tan                                               0                   10,000                     0
----------------------------------------------------------------------------------------------------------------------
Shannon Limited                                        223,334                12,600                  212,600
----------------------------------------------------------------------------------------------------------------------
Kwong Tai Holdings Ltd.                                   0                  220,000                     0
----------------------------------------------------------------------------------------------------------------------
Richard Stern                                             0                   5,400                      0
----------------------------------------------------------------------------------------------------------------------
Ellen Mei                                                 0                   9,000                      0
----------------------------------------------------------------------------------------------------------------------
Barnett & Co (Smith Barney Fundamental Value              0                  734,581                     0
Fund)
----------------------------------------------------------------------------------------------------------------------
Y. Joseph Mo, Ph.D                                  2,360,000(4)             200,000                 2,160,000
----------------------------------------------------------------------------------------------------------------------
James L. Yeager, Ph.D                                365,000 (5)             100,000                  265,000
----------------------------------------------------------------------------------------------------------------------
Vivian H. Liu                                        400,000 (6)             100,000                  300,000
----------------------------------------------------------------------------------------------------------------------
Gilbert S. Banker, Ph.D                              155,000 (7)              50,000                  105,000
----------------------------------------------------------------------------------------------------------------------
Robert W. Gracy, Ph.D                                110,000 (8)              50,000                  60,000
----------------------------------------------------------------------------------------------------------------------
Yu-Chung Wei                                         75,000 (9)               50,000                  25,000
----------------------------------------------------------------------------------------------------------------------
Robert C. Ciricillo                                 125,000 (10)             100,000                  25,000
----------------------------------------------------------------------------------------------------------------------

----------
(1) Includes shares of Common Stock and shares issuable upon the exercise of warrants or currently exercisable options to purchase Common Stock.

(2) Pursuant to the terms of the Unit Purchase Agreement entered into by and between the Company and the selling shareholders participating in the private placement (the "Unit Purchase Agreement"), the number of shares of Common Stock that may be purchased upon exercise of the warrants received in the private placement will be reduced on a one-for-one basis by the number of shares of Common Stock sold by such selling shareholder for a period of six months from the date of the Unit Purchase Agreement. Accordingly, the number of shares listed in this column assumes that the shares of Common Stock that may be purchased upon exercise of the warrants issued in the private placement will not be reduced. It also does not take into account any additional adjustments, rights and preferences as set forth in the terms of the Unit Purchase Agreement and the warrants. Further, the warrants sold in the private placement offering may be redeemed by us at a price of $.001 per warrant, if the closing bid price per share of our Common Stock has been at least $20.675 (for Units One and Two) or $22.50 (for Unit Three) for twenty consecutive trading days as reported by the Nasdaq SmallCap Market.

(3)  Assumes all shares of Common Stock registered by this prospectus are sold.

(4) Includes 860,000 shares issuable upon exercise of currently exercisable stock options.

(5) Includes 210,000 shares issuable upon exercise of currently exercisable stock options.

(6) Includes 195,000 shares issuable upon exercise of currently exercisable stock options.

(7) Includes 70,000 shares issuable upon exercise of currently exercisable stock options.

(8) Includes 80,000 shares issuable upon exercise of currently exercisable stock options.

(9) Includes 75,000 shares issuable upon exercise of currently exercisable stock options.

(10) Includes 20,000 shares issuable upon exercise of currently exercisable stock options.

         Assuming all shares of Common Stock registered by this prospectus are sold, the following selling shareholders will own greater than one percent of our common stock:

-----------------------------------------------------------------------------

NAME                                             PERCENTAGE OF OWNERSHIP (*)

-----------------------------------------------------------------------------
Y. Joseph Mo, Ph.D                                          8.13%
-----------------------------------------------------------------------------
Charles & Becky Engleberg                                   2.23%
-----------------------------------------------------------------------------
Wellchamp Investments Limited                               1.54%
-----------------------------------------------------------------------------
Vivian H. Liu                                               1.13%
-----------------------------------------------------------------------------
James L. Yeager                                             1.00%
-----------------------------------------------------------------------------

----------
* Percentage of shares owned is based on 24,897,304 shares of our Common Stock issued and outstanding as of September 18, 2000, and 1,658,317 shares of our Common Stock issuable upon the exercise of warrants and options held by selling shareholders named in this prospectus. Additionally, all percentages are rounded up to the nearest 100th.


                              PLAN OF DISTRIBUTION

         The selling shareholders may from time to time offer and sell their shares of Common Stock offered by this prospectus. We have registered their shares for resale to provide them with freely tradable securities. However, registration does not necessarily mean that they will offer and sell any of their shares.

OFFER AND SALE OF SHARES

      The selling shareholders, or their pledgees, donees, transferees or other successors in interest, may offer and sell their shares of Common Stock in the following manner:

      o in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or

      o   in privately negotiated transactions.

      The selling shareholders, or their pledgees, donees, transferees or other successors in interest, may sell their shares of Common Stock in one or more of the following transactions:

      o a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

      o a broker or dealer may purchase as principal and resell such shares for its own account pursuant to this prospectus;

      o   an exchange distribution in accordance with the rules of the exchange;
          and

      o ordinary brokerage transactions and transactions in which the broker solicits purchasers.

         The selling shareholders may accept and, together with any agent of the selling shareholders, reject in whole or in part any proposed purchase of the shares of Common Stock offered by this prospectus.

SELLING THROUGH BROKERS AND DEALERS

         The selling shareholders may select brokers or dealers to sell their shares of Common Stock. Brokers or dealers that the selling shareholders engage may arrange for other brokers or dealers to participate in selling such shares. The selling shareholders may give such brokers or dealers commissions or discounts in amounts to be negotiated immediately before any sale. In connection with such sales, these brokers or dealers, any other participating brokers or dealers, and certain pledgees, donees, transferees and other successors in interest, may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act of 1933 may be sold under such rule rather than pursuant to this prospectus.

SUPPLEMENTAL PROSPECTUS REGARDING MATERIAL ARRANGEMENTS

         If and when a selling shareholder notifies us that he, she or it has entered into a material arrangement with a broker or dealer for the sale of his, her or its shares of Common Stock offered by this prospectus through a block trade, special offering, exchange or secondary distribution or a purchase by a broker or dealer, we will file a supplemental prospectus, if required, pursuant to Rule 424(c) under the Securities Act of 1933.

EXPENSES OF SELLING SHAREHOLDERS

         The selling shareholders may engage brokers or dealers who may receive commissions or discounts from the selling shareholders. While we will pay substantially all of the expenses incident to the registration of the selling shareholders' shares, we will not be responsible for discounts or commissions paid to such brokers or dealers.

COMPLIANCE WITH STATE SECURITIES LAWS

      We have not registered or qualified the shares of Common Stock offered by this prospectus under the laws of any country, other than the United States. In certain states, the selling shareholders may not offer or sell their shares of Common Stock unless (1) we have registered or qualified such shares for sale in such states; or (2) we have complied with an available exemption from registration or qualification. Also, in certain states, to comply with such states' securities laws, the selling shareholders can offer and sell their shares of Common Stock only through registered or licensed brokers or dealers.

LIMITATIONS IMPOSED BY EXCHANGE ACT OF 1934 RULES AND REGULATIONS

      Certain provisions of the Securities Exchange Act of 1934, as amended, and the related rules and regulations will apply to the selling shareholders and any other person engaged in a distribution of shares of the Common Stock. Such provisions may (1) limit the timing of purchases and sales of any of the shares of Common Stock by the selling shareholders or such other person; (2) affect the marketability of such stock; and (3) affect the brokers' and dealers' market-making activities with respect to such stock.


                   DESCRIPTION OF SECURITIES TO BE REGISTERED

AUTHORIZED CAPITAL STOCK

      Pursuant to our articles of incorporation, we have the authority to issue 80,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, of which 1,000,000 is designated as Series A Junior Participating Preferred Stock. At September 18, 2000, 24,897,304 shares of Common Stock were issued and outstanding, and no shares of preferred stock were issued and outstanding.

COMMON STOCK

      Voting, Dividend and Other Rights. Each outstanding share of Common Stock entitles the holder to one vote on all matters presented to stockholders for a vote. Holders of shares of Common Stock do not have any cumulative voting rights. This means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors. Holders of shares of Common Stock do not have preemptive rights to subscribe for any of our securities. All shares of Common Stock will, when issued, be duly authorized, fully paid, and nonassessable. We are permitted to pay dividends to the holders of shares of Common Stock if and when our board of directors declares such dividends out of legally available funds.

      Rights Upon Liquidation. Under Nevada law, our stockholders generally are not liable for our debts or obligations. Upon our liquidation, subject to the right of any holders of preferred stock to receive preferential distributions, each holder of Common Stock may participate pro rata in the assets remaining after payment of, or adequate provision for, all of our known debts and liabilities.

SHAREHOLDER RIGHTS PLAN

         On April 3, 2000, our board of directors declared a dividend of one preferred share purchase right (each, a "Right" and, collectively, the "Rights") for each of our shares of Common Stock outstanding at the close of business on April 21, 2000 (the "Record Date"). Each Right represents the right to purchase one one-hundredth (1/100) of a share of our Series A Junior Participating Preferred Stock pursuant to the terms of our Shareholder Rights Plan (the "Rights Agreement"). Our board of directors further authorized and directed the issuance of one Right with respect to each share of Common Stock that shall become outstanding after April 21, 2000 until the earlier of the Distribution Date (defined below) or the expiration of the Rights on April 3, 2010.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. New Common Stock certificates issued after April 21, 2000, will contain a notation incorporating the Rights Agreement by reference. The surrender for transfer of any certificates for Common Stock outstanding, even without such notation, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights will become exercisable and a "Distribution Date" will occur: (i) on the 10th business day after the date that any person or group first announces that such person or group (other than certain existing equity holders) has acquired 15% or more of the then outstanding shares of our Common Stock or (ii) first announces a tender or exchange offer for 15% or more of the then outstanding shares of our Common Stock (collectively the "Acquiring Person"). The effect will be to discourage acquisitions of 15% or more of the outstanding shares of our Common Stock without negotiations with our board of directors.

         At any time after any person or group becomes an Acquiring Person, we may exchange all or part of the Rights for shares of Common Stock at an exchange ratio of one share of our Common Stock (or one one-hundredth (1/100) of a share of junior participating preferred stock) per Right, subject to adjustment. The Acquiring Person who triggered the Rights would be excluded from our exchange of all or part of the Rights for shares of Common Stock because its Rights become null and void upon the triggering acquisition. Our board of directors may redeem the Rights at any time prior to their becoming exercisable.

         Until a Right is exercised, the holder thereof will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends or be deemed for any purpose the holder of shares of our preferred stock or of any other of our securities.

PREFERRED STOCK

         Designation and Amount. Our Preferred stock is designated as the Series A Junior Participating Preferred Stock having a par value per share equal to $.001. The number of shares constituting such series is 1,000,000.

         Voting Rights. Each share of Series A Junior Participating Preferred Stock shall entitle the holder thereof to 100 votes on all matters submitted to a vote of our shareholders.

         Liquidation, Dissolution or Winding Up. Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Company, no distribution shall be made to the holders of shares of stock ranking junior to the Series A Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Series A Junior Participating Preferred Stock shall have received $100 per share, plus an amount equal to all accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment.

         Dividends. Each share of Series A Junior Participating Preferred Stock would be entitled to receive, in the aggregate, a dividend of 100 times the dividend declared on the Common Stock.

         Merger or Consolidation. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of Series A Junior Participating Preferred Stock would be entitled to receive 100 times the amount received per share of Common Stock.

         No Redemption. The shares of Series A Junior Participating Preferred Stock shall not be redeemable.

         Ranking. The Series A Junior Participating Preferred Stock shall rank junior to all other series of preferred stock as to the payment of dividends and other distributions and the distribution of assets, unless the terms of any such series shall provide otherwise.

TRANSFER AGENT

         Wells Fargo Shareholder Services-Wells Fargo Bank, Minnesota N.A. is the registrar and transfer agent for our Common Stock.


                                  LEGAL MATTERS

      Schreck Morris, Las Vegas, Nevada, will issue an opinion to us regarding certain legal matters in connection with this offering, including the validity of the issuance of the shares of Common Stock offered by this prospectus.


                                     EXPERTS

      The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-KSB for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.






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